

Mail Stop 3720

July 17, 2017

Steve Mollenkopf
Chief Executive Officer
Qualcomm Incorporated
5775 Morehouse Drive
San Diego, CA 92121

     Re: Qualcomm Incorporated
            Form 10-K for Fiscal Year Ended September 25, 2016
            Filed November 2, 2016
            File No. 000-19528

Dear Mr. Mollenkopf:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Robert S. Littlepage, for

                Larry Spirgel
                Assistant Director
                AD Office 11 – Telecommunications